April 11, 2012

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Stryker Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 13, 2012
File No. 0-09165

Dear Mr. Vaughn:

This letter is in response to your letter dated March 28, 2012. Your letter requested certain information in response to the comments set forth therein with respect to Stryker Corporation's (the Company's) filing listed above. Your comments are addressed below. For your convenience, we have restated your original comments prior to our responses. In our response, we have indicated that certain changes will be incorporated into our future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9
Results of Operations, page 10

1.
Comment: We note throughout your management's discussion and analysis that you attribute changes in your revenue to changes in product mix, volume and prices. You also attribute some changes to the impact of acquisitions. While you generally quantify the impact of changes in volume and the impact of foreign currency, the remaining changes are not quantified. As such, the explanations appear to be overly general and may not provide investors with a quantified analysis and sufficient insight into the reasons for changes in your results, as discussed in section III.B.4 of SEC Interpretive Release No. 33-8350. With a view towards providing a revised discussion in your future filings, please provide us with a clear and quantified discussion of the underlying material factors that impacted your results of operations for the periods presented in this Form 10-K. Refer to Item 303(A)(3) of Regulation S-K.

Response:

The Company considers the underlying material factors impacting its results of operations with respect to sales to include price; the combined effect of volume and product mix; foreign exchange; and, where material, acquisitions. For the periods reported in this Form 10-K, the impact of these factors on our consolidated net sales were discussed in the document as filed. As requested, a further discussion of the underlying material factors is as follows:
Reconstructive net sales in 2011 increased 4.5% from 2010, primarily due to a 3.4% increase in unit volume and changes in product mix. The increase in units sold was due to higher industry demand. In addition, net sales were negatively impacted by an unfavorable impact of 2.8% due to changes in price, which was offset by a 3.0% favorable foreign currency impact and by 0.8% due to acquisitions. In constant currency, Reconstructive net sales increased by 1.5% in 2011. Reconstructive net sales for 2010 increased 4.9% from 2009, attributable to increases in unit volumes and product mix of 5.7%, primarily due to higher worldwide industry demand for Hips, Knees, and Trauma and Extremities products. Net sales were negatively impacted by an unfavorable impact of 2.2% due to a change in price, that was partially offset by the favorable impact of foreign currency of 1.4%.
MedSurg net sales in 2011 increased 12.7% from 2010, led by Medical while Endoscopy and Instruments also increased, primarily due to a 9.5% increase in unit volume and changes in product mix, 1.6% due to the favorable impact of foreign currency and 1.9% due to acquisitions. The effect of price on net sales was not material. In constant currency MedSurg net sales increased by 11.2% in 2011. MedSurg net sales in 2010 increased 15.5% from 2009, led by favorable volume and product mix effects of 8.3%, which were primarily due to increases in Medical products and also by increases in Endoscopy and Instruments. Net sales in 2010 were positively impacted by 7.1% from acquisitions and 0.8% due to the impact of foreign currency changes. The effect of price on net sales was not material.
Neurotechnology and Spine net sales in 2011 increased 48.5% from 2010, primarily due to the acquisition of Neurovascular. Sales growth from acquisitions was 42.6%. The remainder of the increase included 6.3% due to increases in unit volume and changes in product mix and 2.0% due to the favorable impact of foreign currency, which were partially offset by an unfavorable impact of changes in price of 2.5%. In constant currency, Neurotechnology and Spine net sales in 2011 increased by 46.4%. Neurotechnology and Spine net sales in 2010 increased 6.1% from 2009, primarily due to increases of 8.0% in unit volumes and product mix in both the Spine and Neurotechnology product lines. Net sales were negatively impacted by an unfavorable impact of 2.9% due to price changes, partially offset by the favorable impact of foreign currency of 0.6%.
We consider that the other material factors that impact our results of operations, including factors that affect consolidated cost of sales; research, development and engineering expenses; selling, general and administrative expenses; restructuring charges; property, plant and equipment impairment; other income and expense; and income taxes are reflected in our Form 10-K filing in accordance with the guidance described in Item 303(A)(3) of Regulation S-K.

We will modify our disclosures in future filings in a manner similar to the discussion above for any factors cited above that we consider to be material. Any additional factors that may arise in the future that the Company considers to be material will also be incorporated into our disclosures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 18

2.
Comment: We note your disclosure that you have provided your market risk disclosures in various places throughout your Form 10-K. Please provide us with additional information to show how you have complied with the provisions of Item 305 of Regulation S-K. Specifically, tell us each market risk exposure category you have identified and, for each market risk exposure category identified, tell us where you have provided the quantitative disclosures set forth in Item 305(a) of Regulation S-K.

Response:

We consider our material area of market risk exposure to be exchange rate risk. In the “Other Information” section of Management's Discussion and Analysis of Financial Condition in Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, under the caption “Hedging and Derivative Financial Instruments” on page 17, we discuss our exposure to exchange rate risk in accordance with the requirements of Item 305 of Regulation S-K. In accordance with the guidance provided by Item 305(b)(1) of Regulation S-K, we state that exchange rate changes in the United States dollar, European currencies, in particular the euro, Swiss franc and the British pound, the Japanese yen, the Australian dollar and the Canadian dollar present the primary risk of loss. We also note that our exposure to foreign currency exchange rate risk is managed by entering into forward currency exchange contracts. We address the requirements set forth by Item 305(a)(1)(ii) of Regulation S-K by providing sensitivity analysis disclosures that note the potential change of $48 million in fair values of the forward currency exchange contracts that could result from hypothetical changes of 10% in foreign currency exchange rates relative to the United States dollar.

3.
Comment: Further to the above, please revise future filings to provide clear and concise crossreferences to the locations of the disclosures required by Item 305 of Regulation S-K. Refer to Item 6 in the General Instructions to Paragraphs 305(a) and 305(b) in Item 305 of Regulation S-K.

Response: In our future filings, we will provide crossreferences to the locations of the Quantitative and Qualitative Disclosures about Market Risk substantially as follows as long as the underlying facts are unchanged:

Future Disclosure Revision:

“We consider our material area of market risk exposure to be exchange rate risk. Quantitative and qualitative disclosures about exchange rate risk are included in the “Other Information” section of Management's Discussion and Analysis of Financial Condition in Item 7 of this report, under the caption “Hedging and Derivative Financial Instruments” on page XX.”

Note 7 - Contingencies and Commitments, page 31

4.
Comment: If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

At each reporting period, we evaluate amounts that have been recognized in our consolidated financial statements with respect to each known contingency, in order to ensure our compliance with the guidance provided in ASC 450-20-50. As of December 31, 2011, where estimates could be made, we concluded that there were no material losses or range of losses in excess of amounts already recorded that had been incurred, or were probable or reasonably possible to be incurred, that required disclosure.

In our future filings, where applicable we will provide an estimate (or, when true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or we will state that such an estimate cannot be made, in accordance with the guidance outlined in ASC 420-20-50.

Note 13 - Segment and Geographic Data, page 38

5.
Comment: We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose tangible long-lived assets by geographic area, or otherwise explain how you current presentation complies with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Response:

We applied the implementation guidance and illustrations provided in ASC 280-10-55-23 as we considered the most appropriate method for disclosing our long-lived assets by geographic area. We note that the Subtopic does not specifically define the criteria for disclosure of long-lived assets, and that the provisions of the Subtopic allow for flexibility and judgment by the preparer. Given the significance of the balances of goodwill and intangibles across the geographic regions of our business, we considered that including those assets in our disclosures of long-lived assets by geographic area was relevant and useful information for the readers of our financial statements.

We acknowledge, however, that the intent of disclosing long-lived assets is to provide the reader with an understanding of assets that are at greater risk because they cannot be readily removed. Accordingly, in future filings we will modify our presentation of segment long-lived assets by geographic area to disclose tangible assets.

Item 9A. Controls and Procedures, page 40-Management's Report on Internal Control over Financial Reporting, page 40

6.
Comment: We note your disclosure here that management has concluded that your disclosure controls and procedures are effective. However, we do not see where you have provided a conclusion regarding the effectiveness of your internal control over financial reporting. Please amend the filing to include a revised management's report on internal control over financial reporting that includes a conclusion regarding the effectiveness of your internal control over financial reporting.

Response:

In connection with our Form 10-K, our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 and concluded that its internal control over financial control is effective as of December 31, 2011. We acknowledge that our report with respect to this conclusion in “Management's Report on Internal Control Over Financial Reporting” in the Form 10-K contained an incorrect reference to “disclosure controls and procedures.” Accordingly, we will file a Form 10-K/A as soon as reasonably possible to correct this incorrect reference and properly reflect our conclusion regarding the effectiveness of our internal control over financial reporting as of December 31, 2011.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filing listed above and all periodic filings with the U.S. Securities and Exchange Commission (SEC). Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to its filing and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information. If you should require further information, please contact me at (269) 389-2600.

Sincerely,

/s/ Curt R. Hartman

Curt R. Hartman
Interim Chief Executive Officer and Vice President and Chief Financial Officer